August 31, 2018

Via EDGAR (form type label CORRESP)

Sasha Parikh and Kevin Vaughn

Division of Corporation Finance

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Novo Nordisk A/S

Form 20-F for the Fiscal Year Ended December 31, 2017

Filed February 8, 2018

File No. 333-82318

Dear Ms. Parikh, Mr. Vaughn

By letter dated August 7, 2018, you provided comments on behalf of the Division of Corporation Finance, Office of Healthcare & Insurance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to our Annual Report 2017 (the “Annual Report”) incorporated by reference into our Form 20-F for the fiscal year ended December 31, 2017. On behalf of Novo Nordisk A/S (“we” or the “Company”), we have provided responses to your comments as indicated below. For your convenience, we have repeated your comments prior to our responses.

SEC Comment #1:

Tell us whether the amounts reported as Share capital represent only the nominal or par share values.

Our response

We confirm that the amounts reported as share capital comprise solely the aggregate nominal share value (537 million A shares of DKK 0.20 nominal value and 1,963 million B shares of DKK 0.20 nominal value, as of December 31, 2017).

SEC Comment #2:

Tell us whether you present share premium in your line item titled Retained earnings.

Our response

According to Danish corporate law, until 2004, any premium on increase of capital was to be transferred to a specific share premium reserve. This reserve was non-distributable.

Pursuant to Act no. 226 of March 31, 2004, amending the Danish Act on Public and Private Limited Companies (the “Amending Act”) the requirement to have a share premium reserve was deleted. Following this amendment, premiums on increases of share capital in Danish companies are distributable reserves and only the nominal value of share capital is non-distributable.

Following the Amending Act, the specific share premium reserve was cancelled and the share premium became, from a legal perspective, indistinguishable from retained earnings. Therefore, in the Annual Report 2005 the Company’s then-existing share premium reserve (DKK 2,565 million) was transferred to retained earnings. The consolidated equity statement in 2005 showed this transfer of the share premium reserve to retained earnings.

The total retained earnings balance in the Annual Report 2005 stood at DKK 26,962 million (including the DKK 2,565 million transferred from share premium). In the period from January 1, 2006 to December 31, 2017, Novo Nordisk has accumulated total net profits of DKK 250,899 million, of which DKK 105,613 million has been distributed as dividends.

The following observations apply to those distributions:

•	Danish corporate law does not prescribe a hierarchy of distributions between distributable reserves arising from accumulated earnings and shareholder contributions;

•	Danish corporate law does not require company resolutions to specify the component of distributable reserves from which distributions will be made; and

•	The resolutions for distributions are approved based on distributable reserves as presented in the separate financial statements of the Company, prepared in accordance with the Danish Financial Statement Act, which do not distinguish between share premium and retained earnings, in line with common practice accepted by the Danish Financial Supervisory Authority.

Given the requirements for distributions under Danish corporate law described above and the DKK 105,613 million distributed to shareholders as dividends since 2005, the DKK 2,565 million share premium reserve is considered to have been subsequently fully distributed. Accordingly, as of December 31, 2017, we do not present share premium in the line item titled Retained earnings.

SEC Comment #3:

Tell us how you considered paragraph 78(e) of IAS 1, which provides a specific example showing the disaggregation of share capital into paid-in capital and share premium, when establishing your equity line items.

Our response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as set out in our response to SEC Comment #2, the share premium reserve transferred to retained earnings in 2005 is considered to have been subsequently fully distributed. On this basis, we do not consider the separate disclosure of share premium as stipulated in IAS 1.78(e) to be applicable to the Company.

Should the Company in the future issue new share capital giving rise to the recognition of material share premium, we would consider it appropriate to disclose the share premium reserve separately from retained earnings in accordance with paragraphs 30, 30A, 55 and 78(e) of IAS 1. Additional disclosure would be provided to communicate to investors that the share premium reserve is a distributable reserve under Danish corporate law.

SEC Comment #4:

To the extent you combine amounts contributed by shareholders with cumulative historical earnings in your line item titled Retained earnings, tell us how you determined that your presentation provides appropriate information for the reader to effectively differentiate contributions by owners from accumulated earnings.

Our response

We respectfully refer the Staff to our response to SEC Comment #2. As described in our response to SEC Comment #2, the share premium reserve was dissolved following its transfer in 2005 to retained earnings and is considered to have been subsequently fully distributed. Accordingly, the share premium has not been aggregated into retained earnings in the Annual Report 2017, therefore paragraphs 30 and 30A of IAS 1 are not applicable.

SEC Comment #5:

Similarly, tell us how you determined that such a presentation allows readers to differentiate between dividends from accumulated earnings versus dividends of shareholder contributions.

Our response

With respect to distributions to shareholders, we believe that the Annual Report 2017 contains sufficient disclosures enabling users to compare distributions with current period net profits, for the following reasons:

•	The equity statement shows how the dividend distributions paid compare with the net profit for the financial year;

•	The payout ratio, defined as total dividends for the year as a percentage of net profit is disclosed to users in the summary of financial ratios (p.14);

•	Note 4.1 (Cash distribution to shareholders) describes to users the total cash distribution made in the financial year. The disclosure also compares the total cash distribution with the free cash flow generated by Novo Nordisk in the same financial year. Accordingly, dividends paid can be compared with free cash flow (free cash flow is defined on p.97 of the Annual Report).

SEC Comment #6:

Specifically address your consideration of paragraphs 30, 30A and 55 of IAS 1 in your response.

Our response

We respectfully refer the Staff to our specific responses to SEC Comments #2 to #5 above.

* * * * *

If you have any questions regarding this matter, please contact Henrik Parker, Corporate Vice President of Corporate Accounting, at (+45) 3075 6853 or me at (+45) 4442 4218.

Sincerely,

/s/ Karsten Munk Knudsen

Karsten Munk Knudsen

Executive Vice President and Chief Financial Officer